                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            ------------------------

                               BAIRNCO CORPORATION
                            (Name of Subject Company)

                            ------------------------

                              BZ ACQUISITION CORP.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)

                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            -------------------------

                                    057097107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022
                                 (212) 520-2300
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
              TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
                  $72,820,836.00                                $7,792

--------------------------------------------------------------------------------
*    Estimated for purposes of calculating the amount of filing fee only.
     Transaction value derived by multiplying 6,068,403 (the maximum number of shares of common stock of subject company estimated to be acquired by
     Offeror) by $12.00 (the purchase price per share offered by Offeror).
**   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No.
     5 for fiscal year 2006, equals $107.00 per million dollars of transaction value.

|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid.
     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                                                               BZ Acquisition
                                                               Corp. and Steel
     Amount Previously Paid:    $7,792           Filing Party: Partners II, L.P.
     Form or Registration No.:  Schedule TO        Date Filed: June 22, 2006

|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
      |X| third-party tender offer subject to Rule 14d-1.
      |_| issuer tender offer subject to Rule 13e-4.
      |_| going-private transaction subject to Rule 13e-3.
      |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

                         AMENDMENT NO. 1 TO SCHEDULE TO

     This Amendment No. 1 ("Amendment No. 1") to Tender Offer Statement on
Schedule TO (this "Schedule TO") amends and supplements the statement originally filed on June 22, 2006 by Steel Partners II, L.P., a Delaware limited partnership ("Parent"), and BZ Acquisition Corp. (the "Purchaser"), a Delaware
corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the
"Shares"), of Bairnco Corporation, a Delaware corporation (the "Company"), at
$12.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22,
2006 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively
(which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the
Offer to Purchase.

ITEMS 1 THROUGH 9.

         THE OFFER TO PURCHASE ATTACHED AS EXHIBIT (A)(1)(I) TO THE SCHEDULE TO
IS AMENDED AS FOLLOWS:

COVER PAGE

         The cover page of the Offer to Purchase is amended and restated as follows:

                           Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
           (Including the Associated Preferred Stock Purchase Rights)
                                       of
                               BAIRNCO CORPORATION
                                       at
                              $12.00 Net Per Share
                                       by
                              BZ ACQUISITION CORP.
                          A Wholly Owned Subsidiary of
                             STEEL PARTNERS II, L.P.

            THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
             NEW YORK CITY TIME, ON THURSDAY, JULY 20, 2006, UNLESS
                             THE OFFER IS EXTENDED.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY
    TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER A NUMBER OF
     SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, WITH THE ASSOCIATED
      PREFERRED STOCK PURCHASE RIGHTS (TOGETHER, THE "SHARES"), OF BAIRNCO
          CORPORATION (THE "COMPANY"), WHICH, TOGETHER WITH THE SHARES
            THEN OWNED BY STEEL PARTNERS II, L.P. ("PARENT") AND ITS
                  SUBSIDIARIES (INCLUDING BZ ACQUISITION CORP.
     (THE "PURCHASER")), REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER
       OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS, (II) EXPIRATION OR
    TERMINATION OF THE APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO
   ANTITRUST IMPROVEMENTS ACT OF 1976, (III) THE COMPANY'S BOARD OF DIRECTORS
    REDEEMING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS OR PARENT BEING
        SATISFIED THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE

  INAPPLICABLE TO THE OFFER AND THE POTENTIAL MERGER THEREAFTER AND (IV) PARENT
    BEING SATISFIED THAT SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW
        IS INAPPLICABLE TO THE OFFER AND THE POTENTIAL MERGER THEREAFTER.

    PARENT AND THE PURCHASER MAY SEEK IN THEIR SOLE DISCRETION TO NEGOTIATE A
BUSINESS COMBINATION WITH THE COMPANY. SUBJECT TO APPLICABLE LAW, THE PURCHASER
 RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES
  TO BE PURCHASED, THE OFFER PRICE AND THE CONSIDERATION TO BE OFFERED IN THE
   PROPOSED MERGER) UPON AND SUBJECT TO ENTERING INTO A MERGER AGREEMENT WITH
      THE COMPANY, OR TO NEGOTIATE A MERGER AGREEMENT WITH THE COMPANY NOT
  INVOLVING A TENDER OFFER PURSUANT TO WHICH THE PURCHASER WOULD TERMINATE THE
        OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE
                 CONVERTED INTO THE CONSIDERATION NEGOTIATED BY
                     PARENT, THE PURCHASER AND THE COMPANY.

                                    IMPORTANT

         Any stockholder of the Company desiring to tender Shares in the Offer should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to American Stock
Transfer & Trust Company, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in "The
Offer--Section 3--Book-Entry Delivery" or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. The associated preferred stock purchase rights are currently evidenced by the certificates representing the Shares, and by tendering Shares, a stockholder will also tender the associated preferred stock purchase rights. If the Distribution Date (as defined in "The Offer--Section 8--Preferred Stock Purchase Rights") occurs, stockholders will be required to tender one associated preferred stock purchase right for each Share tendered in order to effect a valid tender of such Share.

         Any stockholder who desires to tender Shares and whose certificates representing such Shares (or, if applicable, associated preferred stock purchase rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in "The Offer--Section 3--Guaranteed
Delivery".

         Questions and requests for assistance may be directed to the
Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

         THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN
IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY
BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

June 22, 2006

SUMMARY TERM SHEET

         The first paragraph of "Summary Term Sheet" is deleted in its entirety and replaced with the following paragraph:

         "BZ Acquisition Corp., a wholly owned subsidiary of Steel Partners II,
L.P., is offering to purchase all outstanding shares of common stock, par value
$0.01 per share, of Bairnco Corporation (together with the associated preferred stock purchase rights) for $12.00 net per share in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related
Letter of Transmittal. The following are some of the questions you, as a Bairnco
Corporation stockholder, may have and answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and the related Letter of Transmittal, and the information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and explanations contained in this
Offer to Purchase and the related Letter of Transmittal. We urge you to carefully read this entire Offer to Purchase and the related Letter of
Transmittal."

         The answer to the question "What securities are you offering to purchase?" is deleted in its entirety and replaced with the following paragraph:

         "We are offering to purchase all of the outstanding common stock, par value $0.01 per share, and the associated preferred stock purchase rights, of
Bairnco Corporation. We refer to one share of Bairnco Corporation common stock, together with the associated stock purchase right, as a "share" or "Share". See
"Introduction"."

         The answer to the question "What are the most significant conditions to the offer?" is deleted in its entirety and replaced with the following paragraph:

         "The offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the offer a number of shares, which, together with the shares then owned by Steel Partners II, L.P.
and its subsidiaries (including us), represents at least a majority of the total number of shares outstanding on a fully diluted basis, (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino
Antitrust Improvements Act of 1976, (iii) Bairnco Corporation's Board of
Directors redeeming the associated preferred stock purchase rights or Steel
Partners II, L.P. being satisfied that the rights have been invalidated or are otherwise inapplicable to the offer and the potential merger thereafter and (iv)
Steel Partners II, L.P. being satisfied that Section 203 of the Delaware General
Corporation Law is inapplicable to the offer and the potential merger thereafter. See "The Offer--Section 14"."

INTRODUCTION

         The first and second paragraphs of the "Introduction" are deleted in their entirety and replaced with the following paragraphs:

         "We, BZ Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of Steel Partners II, L.P., a Delaware limited partnership ("Parent"), are offering to purchase all outstanding shares of common stock (the "Common Stock"), par value $0.01 per share, of Bairnco
Corporation, a Delaware corporation (the "Company"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common
Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of June
22, 2006, between the Company and Computershare Investor Services, LLC, as the
rights agent (the "Rights Agreement"), for $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to
Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").
Stockholders who have Shares registered in their own names and tender directly to American Stock Transfer & Trust Company, the depositary for the Offer (the
"Depositary"), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of
Transmittal, stockholders will not have to pay transfer taxes on the sale of
Shares pursuant to the Offer. We will pay all charges and expenses of the
Depositary and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with the Offer. See "The Offer--Section 16".

         The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the Expiration Date (as defined below)
a number of Shares, which, together with the Shares then owned by Parent and its subsidiaries (including us), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the "Minimum Tender Condition"),
(ii) expiration or termination of the applicable waiting period under the
Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Condition"),
(iii) the Company's Board of Directors redeeming the Rights or Parent being satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the potential merger thereafter (the "Rights Condition") and (iv)
Parent being satisfied that Section 203 of the Delaware General Corporation Law
(the "Delaware Law") is inapplicable to the Offer and the potential merger thereafter (the "Section 203 Condition")."

THE OFFER

SECTION 1 - "TERMS OF THE OFFER"

         The first sentence of the second paragraph of Section 1 ("Terms of the
Offer") is hereby amended by inserting after the phrase "the HSR Condition" the phrase ", the Rights Condition".

         Section 1 is hereby amended by inserting after the fourth paragraph the following:

         "As of the date of this Offer to Purchase, the Rights do not trade separately. Accordingly, by tendering Common Stock you are automatically tendering a similar number of Rights. If, however, the Rights detach and separate certificates evidencing the Rights are issued, tendering stockholders will be required to deliver Rights certificates with the Common Stock."

SECTION 2 - "ACCEPTANCE FOR PAYMENT AND PAYMENT"

         The second paragraph of Section 2 ("Acceptance for Payment and
Payment") is deleted in its entirety and replaced with the following paragraph:

         "We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the
Depositary's account at the Book-Entry Transfer Facility (as defined in "The
Offer--Section 3")) and, if the Distribution Date (as defined below) occurs, certificates for Rights (or a confirmation of book-entry transfer, if available, of such Rights into the Depositary's account at the Book-Entry Transfer
Facility), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see "The
Offer--Section 3". Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment."

SECTION 3 - "PROCEDURE FOR TENDERING SHARES"

         The first sentence of the first paragraph of Section 3 ("Procedure for
Tendering Shares") is hereby amended by inserting after the phrase "certificates for the Shares" the phrase "(including, if the Distribution Date occurs, certificates for the Rights)".

SECTION 8 - "CERTAIN INFORMATION REGARDING THE COMPANY"

         Section 8 (Certain Information Regarding the Company) is hereby amended by inserting after the second paragraph thereof and before ADDITIONAL
INFORMATION the following:

         "PREFERRED STOCK PURCHASE RIGHTS.

         The following description of the Rights is based upon publicly available documents. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is filed as
Exhibit 4.1 to the Company's registration statement on Form 8-A12B filed with the SEC on June 23, 2006.

         On June 22, 2006, the Company entered into the Rights Agreement with
Computershare Investors Services (the "Rights Agent"). In connection therewith, the Company Board declared a dividend distribution of one Right for each outstanding share of Common Stock. Upon certain events, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock") at a price of $40 per one one-hundredth of a share of Preferred Stock, subject to adjustment (the "Purchase Price").

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates representing the Rights ("Right Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier to occur of (I) ten days following the time (the "Stock Acquisition Time") of a public announcement or notice to the Company that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding
Common Stock of the Company and (II) ten business days (or, if determined by the
Company Board, a specified or unspecified later date) following the commencement or announcement of an intention to make a tender offer or exchange offer which, if successful, would cause the bidder to own 20% of more of the outstanding
Common Stock, or, in the event any such commencement or announcement occurs prior to the date of the Rights Agreement, ten business days after the date of the Rights Agreement (or, if determined by the Board of Directors, a specified or unspecified later date).

         The Rights Agreement provides that, until the Distribution Date, (I)
the Rights will be transferred with and only with the Common Stock, (II) new
Common Stock certificates issued after June 23, 2006, upon transfer, new issuance or reissuance of the Common Stock, will contain a notation incorporating the Rights Agreement by reference and (III) the surrender for transfer of any of the Common Stock certificates outstanding will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the
Distribution Date, separate Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Except in connection with the issuance of Common Stock pursuant to employee stock plans, options and certain convertible securities, and except as otherwise determined by the Company Board, only shares of Common Stock issued prior to the
Distribution Date will be issued with Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on June 23, 2016, unless earlier redeemed or exchanged by the
Company as described below.

         In the event that, after the Stock Acquisition Time, the Company is acquired in a merger or other business combination transaction or 50% or more of its assets, cash flow or earning power is sold, proper provision shall be made so that each holder of a Right (other than the Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (as defined in the Rights Agreement) of two times the Purchase Price of the Right. In the event that, after the Stock Acquisition Time, the Company were the surviving corporation of a merger and its Common Stock were changed or exchanged, proper provision shall be made so that each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive upon exercise that number of shares of common stock of the Company having a market value of two times the exercise price of the Right.

         In the event that a person or group becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in certain circumstances, cash, a reduction in the Purchase Price, Preferred Stock, other equity securities of the Company, debt securities of the Company, other property or a combination thereof) having a market value (as defined in the
Rights Agreement) of two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or an affiliate, associate or transferee thereof) will be null and void. A person will not be an Acquiring Person if the Company Board determines that such person or group became an Acquiring Person inadvertently and such person or group promptly divests itself of a sufficient number of shares of Common Stock so that such person or group is no longer an Acquiring Person.

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (I) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the
Preferred Stock, (II) upon the grant to holders of Preferred Stock of certain rights, option or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of Preferred Stock or (III)
upon the distribution to holders of Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in
Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of Rights and number of shares of Preferred Stock issuable upon the exercise of each Right are also subject to adjustment in the event of a stock split, combination or stock dividend on the Common Stock.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued
(other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock which may, upon the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         At any time prior to the earlier of the Stock Acquisition Time and the
Expiration Date (as defined in the Rights Agreement), the Company Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the
"Redemption Price"). Immediately upon the action of the Company Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such Person of 50% or more of the outstanding shares of Common
Stock, the Company Board may exchange the Rights (other than Rights beneficially owned by such Person which have become null and void), in whole or part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).
The Company, at its option, may substitute one-hundredth (subject to adjustment)
of a share of Preferred Stock (or other series of substantially similar preferred stock of the Company) for each share of Common Stock to be exchanged.

         Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential dividend of $10 per year, but will be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of the shares of Preferred Stock will be entitled to receive a minimum liquidation payment of $10 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of Common
Stock. Each share of Preferred Stock will have one hundred votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the shares of Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidations, are protected by anti-dilution provisions.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, other than rights resulting from such holder's ownership of shares of Common Stock, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Other than those provisions relating to the Redemption Price and expiration date of the Rights, any of the provisions of the Rights Agreement may be amended by the Company Board prior to the Stock Acquisition Time. After such time, the provisions of the Rights Agreement may be amended by the Company Board in order to cure any ambiguity, to correct or supplement defective or inconsistent provisions, to shorten or lengthen any time period under the Rights
Agreement, to make changes which do not adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; PROVIDED,
HOWEVER, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         One Right will be distributed to stockholders of the Company for each share of Common Stock owned of record by them on June 23, 2006. As long as the
Rights are attached to shares of Common Stock, the Company will issue one Right with each new share of Common Stock so that all shares of Common Stock will have attached Rights. The Company agreed to reserve the number of shares of Preferred
Stock that, as provided in the Rights Agreement, will be sufficient to permit the exercise in full of all outstanding Rights.

         The Offer is conditioned upon, among other things, the Company Board redeeming the Rights or Parent being satisfied, in its sole discretion, that the
Rights have been invalidated or are otherwise inapplicable to the Offer and the merger of the Company and the Purchaser (or one of our subsidiaries) as described herein.

         Unless the Rights Condition is satisfied, Company stockholders will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender of Shares in accordance with the procedures set forth in
Section 3. Unless the Distribution Date occurs, a tender of Common Stock will also constitute a tender of the Rights.

         Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-hundredth interest in a share of
Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock, adjusted to give effect to any dilution event.

         The Purchaser and Parent believe that, under the circumstances of the
Offer and under applicable law, the Company Board has a fiduciary obligation to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the merger), and the Purchaser is hereby requesting that the
Company Board do so. However, there can be no assurance that the Company Board will redeem the Rights (or amend the Rights Agreement).

SECTION 14 - "CONDITIONS OF THE OFFER"

         The first sentence of the first paragraph of Section 14 ("Conditions of the Offer") is hereby amended by inserting after the phrase "the HSR Condition"
the phrase ", the Rights Condition".

         Paragraph (vi) of Section 14 ("Conditions of the Offer") is deleted in its entirely and replaced with the following paragraph:

         "(vi) the Company or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional
Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on
June 21, 2006 of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company
(other than the declaration and payment of the quarterly cash dividend of $.06 per Share payable on June 30, 2006 to record holders of the Shares on the close of business on June 5, 2006 or a distribution of the Rights Certificates or a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect on June 22, 2006), (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the proposed second-step merger described herein),
(g) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving the
Company, (j) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee
Retirement Income Security Act of 1974) of the Company or any of its
subsidiaries, or we shall have become aware of any such action which was not previously announced or (k) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed (in each case, other than to amend the Rights
Agreement to make the Rights inapplicable to the Offer and the proposed second-step merger described herein); or"

         THE FORM OF LETTER OF TRANSMITTAL WHICH IS ATTACHED AS EXHIBIT
(A)(1)(II) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

         The phrase "(Including the Associated Preferred Stock Purchase Rights)"
shall be inserted immediately following the phrase "To Tender Shares of Common
Stock" on the third line of the Letter of Transmittal.

         The second paragraph at page 2 of the Letter of Transmittal is deleted in its entirely and replaced with the following paragraph:

         "Holders of outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the
"Shares"), of Bairnco Corporation, whose certificates for such Shares are not immediately available or who cannot deliver such certificates and all other required documents to the Depositary on or prior to the expiration of the offer, or who cannot complete the procedure for book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2. Delivery of
documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary."

         The first sentence of the letter to stockholders at page 3 of the
Letter of Transmittal is deleted in its entirely and replaced with the following sentence:

         "The undersigned hereby tenders to BZ Acquisition Corp. (the
"Purchaser"), a Delaware corporation and a wholly owned subsidiary of Steel
Partners II, L.P., a Delaware limited partnership, the above-described shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the "Shares"), of Bairnco Corporation, a Delaware corporation (the "Company"), pursuant to the Purchaser's offer to purchase all outstanding Shares at $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated
June 22, 2006, receipt of which is hereby acknowledged, and in this Letter of
Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer")."

         THE FORM OF NOTICE OF GUARANTEED DELIVERY ATTACHED AS EXHIBIT
(A)(1)(III) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

         The phrase "(Including the Associated Preferred Stock Purchase Rights)"
shall be inserted immediately following the phrase "To Tender Shares of Common
Stock" on the third line of the cover page of the Form of Notice of Guaranteed
Delivery.

         The phrase "and the associated preferred stock purchase rights," shall be inserted immediately following the phrase "par value $0.01 per share," in the first paragraph of the cover page of the Form of Notice of Guaranteed Delivery.

         The first paragraph at page 2 of the Form of Notice of Guaranteed
Delivery is deleted in its entirety and replaced with the following:

         "The undersigned hereby tenders to BZ Acquisition Corp. (the
"Purchaser"), a Delaware corporation and a wholly owned subsidiary of Steel
Partners II, L.P. ("Parent"), a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 22,
2006, and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), receipt of which is hereby acknowledged, _______ shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the
"Shares"), of Bairnco Corporation, a Delaware corporation, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

         THE FORM OF LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST
COMPANIES AND OTHER NOMINEES ATTACHED AS EXHIBIT (A)(1)(IV) TO THE SCHEDULE TO
IS AMENDED AS FOLLOWS:

         The phrase "(Including the Associated Preferred Stock Purchase Rights)"
shall be inserted immediately following the phrase "All Outstanding Shares of
Common Stock" on the third line of the Form of Letter to Brokers, Dealers,
Commercial Banks, Trust Companies and Other Nominees.

         The first paragraph at page 1 of the Form of Letter to Brokers,
Dealers, Commercial Banks, Trust Companies and Other Nominees is deleted in its entirety and replaced with the following:

         "We have been appointed by BZ Acquisition Corp. (the "Purchaser"), a
Delaware corporation and a wholly owned subsidiary of Steel Partners II, L.P., a
Delaware limited partnership ("Parent"), to act as Information Agent in connection with its offer to purchase all outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights

(together, the "Shares"), of Bairnco Corporation, a Delaware corporation (the
"Company"), at $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated
June 22, 2006, and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer")."

         THE FORM OF LETTER TO CLIENTS FOR USE BY BROKERS, DEALERS, COMMERCIAL
BANKS, TRUST COMPANIES AND OTHER NOMINEES ATTACHED AS EXHIBIT (A)(1)(V) TO THE
SCHEDULE TO IS AMENDED AS FOLLOWS:

         The phrase "(Including the Associated Preferred Stock Purchase Rights)"
shall be inserted immediately following the phrase "All Outstanding Shares of
Common Stock" on the third line of the Form of Letter to Clients for use by
Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         The first sentence of the first paragraph at page 1 of the Form of
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
and Other Nominees is deleted in its entirety and replaced with the following:

         "Enclosed for your consideration are the Offer to Purchase dated June
22, 2006 and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer") in connection with the Offer by BZ Acquisition Corp. (the "Purchaser"), a Delaware
corporation and a wholly owned subsidiary of Steel Partners II, L.P. ("Parent"), a Delaware limited partnership, to purchase for cash all outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the "Shares"), of Bairnco Corporation, a Delaware corporation (the "Company")."

         The third paragraph under the phrase "Your attention is directed to the following:" at page 1 of the Form of Letter to Clients for use by Brokers,
Dealers, Commercial Banks, Trust Companies and Other Nominees is deleted in its entirety and replaced with the following:

         3. The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the Expiration Date a number of Shares, which, together with the Shares then owned by
            Parent and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust
            Improvements Act of 1976, (iii) the Company's Board of Directors
            redeeming the associated preferred stock purchase rights or Parent being satisfied that the rights have been invalidated or are otherwise inapplicable to the Offer and the potential merger thereafter and (iv) Parent being satisfied that Section 203 of the
            Delaware General Corporation Law is inapplicable to the Offer and the potential merger thereafter. The Offer is not conditioned upon
            Parent or the Purchaser obtaining financing."

         The phrase "(Including the Associated Preferred Stock Purchase Rights)"
shall be inserted immediately following the phrase "All Outstanding Shares of
Common Stock" on the fourth line of the Instruction Form to the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
Other Nominees.

         The first paragraph of the Instruction Form to the Form of Letter to
Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
Nominees is deleted in its entirety and replaced with the following:

         "The undersigned acknowledge(s) receipt of your letter and the enclosed
Offer to Purchase dated June 22, 2006, and the related Letter of Transmittal, in connection with the offer by BZ Acquisition Corp. to purchase all outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the "Shares"), of Bairnco Corporation."

ITEM 10.    FINANCIAL STATEMENTS.

         Not applicable.

ITEM 12.    EXHIBITS.

         (a)(1)(i)   Offer to Purchase dated June 22, 2006.*

         (a)(1)(ii)  Form of Letter of Transmittal.*

         (a)(1)(iii) Form of Notice of Guaranteed Delivery.*

         (a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.*

         (a)(1)(v)   Form of Letter to Clients for use by Brokers, Dealers,
                     Commercial Banks, Trust Companies and Other Nominees.*

         (a)(1)(vi)  Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.*

         (a)(1)(vii) Form of summary advertisement, dated June 22, 2006.*

         (a)(5)(i)   Text of press release issued by Parent, dated June 15,
                     2006.*

         (a)(5)(ii)  Text of press release issued by Parent, dated June 22,
                     2006.*

         (a)(5)(iii) Text of press release issued by Parent, dated June 26,
                     2006.

         (b)         Not applicable.

         (c)         Not applicable.

         (d)         Joint Filing Agreement by and among Steel Partners II,
                     L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein
                     dated September 8, 2004.*

         (e)         Not applicable.

         (f)         Not applicable.

         (g)         Not applicable.

         (h)         Not applicable.

------------------
* Previously filed

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2006

                           STEEL PARTNERS II, L.P.

                           By: Steel Partners, L.L.C.
                               General Partner

                           By:  /s/ Warren G. Lichtenstein
                                --------------------------
                           Name:  Warren G. Lichtenstein
                           Title: Managing Member

                           BZ ACQUISITION CORP.

                           By:  /s/ Warren G. Lichtenstein
                                --------------------------
                           Name:  Warren G. Lichtenstein
                           Title: President

                                  EXHIBIT INDEX

         (a)(1)(i)  Offer to Purchase dated June 22, 2006.*

         (a)(1)(ii) Form of Letter of Transmittal.*

         (a)(1)(iii) Form of Notice of Guaranteed Delivery.*

         (a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.*

         (a)(1)(v)   Form of Letter to Clients for use by Brokers, Dealers,
                     Commercial Banks, Trust Companies and Other Nominees.*

         (a)(1)(vi)  Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.*

         (a)(1)(vii) Form of summary advertisement, dated June 22, 2006.*

         (a)(5)(i)   Text of press release issued by Parent, dated June 15,
                     2006.*

         (a)(5)(ii)  Text of press release issued by Parent, dated June 22,
                     2006.*

         (a)(5)(iii) Text of press release issued by Parent, dated June 26,
                     2006.

         (b)         Not applicable.

         (c)         Not applicable.

         (d)         Joint Filing Agreement by and among Steel Partners II,
                     L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein
                     dated September 8, 2004.*

         (e)         Not applicable.

         (f)         Not applicable.

         (g)         Not applicable.

         (h)         Not applicable.

------------------
* Previously filed